Mail Stop 7010

November 21, 2005

via U.S. mail and facsimile

Mr. Joseph Mazin
President and Chief Executive Officer, The Flamemaster Corporation
11120 Sherman Way
Sun Valley, CA  91352

RE: Form 10-KSB for the fiscal year ended September 30, 2004
    File No. 0-2712

Dear Mr. Mazin:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Marie Trimeloni, Staff Accountant, at (202) 551-3734 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,


Rufus Decker
Accounting Branch Chief
??

??

??

??